Steven Glauberman, Esq.
SGlauberman@beckerlawyers.com
Phone: (212) 599 3322 ext. 25115
Fax: (212) 557-0295

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

May 9, 2022

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Mr. Dave Edgar

Ms. Kathleen Collins

Mr. Edwin Kim

Mr. Larry Spirgel

Re:	Golden Path Acquisition Corp Response to the Staff’s Comments on Amendment No. 2 to Registration Statement on Form S-4 Filed February 4, 2022 with File No. 333-259896

Dear Mr. Edgar, Ms. Collins, Mr. Kim, and Mr. Spirgel:

On behalf of our client, Golden Path Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 23, 2022 on the Company’s Amendment No. 2 to Registration Statement on Form S-4 previously submitted on February 4, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 4 to its registration statement on Form S-4 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission. Please note that the consolidated financial information for MC has been updated to December 31, 2021 pursuant to the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

1.	We note your response to prior comment 1 regarding the potential currency controls between MC Hologram’s PRC-based operating subsidiaries and your parent company after your merger. You reference on page 15 that cash raised from overseas financing activities, such as SPAC trust funds and other investment funds, may be transferred to your PRC-based operating subsidiaries through capital contributions or shareholder loans. However, shareholder loans from foreign lenders are subject to statutory limits, and shareholder loans and capital contributions must be registered with PRC authorities. Please describe these statutory limitations and registration requirements in more detail and their impact on your ability to fund your China-based operations. In addition, please revise your prospectus cover page to discuss the limitations of sending cash or dividends from your PRC-based operating subsidiaries to your parent company. We note that PRC regulations permit PRC-based operating subsidiaries to pay dividends to foreign entities, including parent companies, only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulation.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and page 15 in accordance with the Staff’s instructions.

2.

We note your response to prior comment 3 regarding the availability of the PCAOB to inspect the workpapers of your U.S.-based auditors for PRC-based subsidiaries of MC Hologram. Please provide similar disclosure in your cover page that clarifies that while your auditor is based in the U.S. and registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely your auditors workpapers because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the your securities to be prohibited under the Holding Foreign Companies Accountable Act, and ultimately result in a determination by a securities exchange to delist the your securities.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page in accordance with the Staff’s instructions.

Summary of the Proxy Statement/Prospectus, page 10

3.	Please address the following as it relates to your revised disclosures in response to prior comment 4:

●	Disclose when MC, Mengyun HK and Beijing Xihuiyun Technology were established and the reason for the reorganization.

●	Identify the shareholders and their percentage ownership in each of the above entities prior to the reorganization and to the extent they differ from the holders in Shanghai Mengyun Holographic before the reorganization, explain further your assertion that this was a reorganization of entities under common control.

●	Revise the post-organization chart to disclose the shareholders and their percentage ownership in MC Hologram.

●	Your disclosures state that after the reorganization, MC owns 100% equity interests of Mengyun HK and Beijing Xihuiyun. However, the post-organization chart indicates that MC owns 100% of Mengyun HK and Mengyun HK owns 100% of Beijing Xihuiyun. Please explain this apparent inconsistency or revise as necessary.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 12 and 13 in accordance with the Staff’s instructions.

Risk Factors, page 21

4.	Please revise here to include a discussion of the numerous material weaknesses in internal control over financial reporting identified by MC and its independent registered public accounting firm.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 24 in accordance with the Staff’s instructions.

Risk Factors

If MC’s direct equity ownership is challenged by the PRC authorities, it may have a significant adverse impact on MC’s operating results..., page 43

5.	We note your response to prior comment 2 regarding your assessment that a VIE structure is unnecessary to control your PRC-based operating subsidiaries under PRC-law. Please disclose your basis for why direct foreign ownership is permissible under current PRC law, and clarify whether there is uncertainty as to your conclusion. Disclose that if foreign ownership is disallowed by the PRC government in the future, your ownership of your PRC-based subsidiaries may be rescinded, and your ordinary shares may end up worthless in value. Please provide similar disclosure on your prospectus cover page and summary.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and pages 22, 23 and 43 in accordance with the Staff’s instructions.

Non-Competition and Non-Solicitation Agreements, page 78

6.	Your response to prior comment 7 indicates that your Non-Competition and Non-Solicitations Agreements only apply to Best Road Holdings Limited, not its sole member, Ms. Wei Peng, or her affiliates. However, your revised disclosure and Exhibit 2.2 indicates its restrictions would apply to affiliates of Best Road Holdings Limited. Please reconcile. Further, Exhibit 2.2 is filed in draft form without identifying Best Road Holdings Limited or Ms. Wei Peng. Please clarify whether this form agreement was used for other investors or entities affiliated with management. If not, please file this agreement in executed form.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 79 in accordance with the Staff’s instructions and wishes to clarify that the non-competition and non-solicitation agreement (the “Agreement”) with Best Road Holdings Limited (“Best Road”) applies to Best Road and its affiliates, including Best Road’s sole member Ms. Wei Peng.

The executed Agreement is being filed as Exhibit 2.2 with the Revised Registration Statement.

Business of MC

MC’s Services, page 115

7.	We note your revisions in response to prior comment 20. Please further revise to include a discussion of the vendor arrangements related to the resale of hardware, as previously requested. Tell us whether you rely on a few specific vendors for a significant portion of your holographic hardware and if so, revise to include a discussion of such relationships. Also, you state that you have a competitive advantage by having “bargaining power” against your vendors. Please explain how your bargaining power supports the increase in the unit cost of chip prices as discussed on page 135 and revise your disclosure as necessary.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 123, 136 and 147 in accordance with the Staff’s instructions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of MC Specific Factors Affecting MC’s Results of Operations

MC’s ability to retain and attract customers, page 132

8.	We note your revised disclosures in response to prior comment 8. Please revise further to address the following:

●	You state that customer count includes all customers that you generated revenue from during the measurement period. Provide us with your customer count for each category of customer disclosed at the measurement date.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 135 in accordance with the Staff’s instructions.

●	You state your performance metrics exclude web content customer information. Explain further which revenue stream web content relates to and why it is excluded from your metrics. Also, disclose the percentage of revenue generated from web content customers for each period presented.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 133 and 134 in accordance with the Staff’s instructions.

●	Revise to clarify whether the customers acquired from Shenzhen Bowei and Shenzhen Tianyuemeng are included in your new customer count. Also, explain further how these acquisitions impacted your customer count in each period. In this regard, clarify what impact these acquisitions had on the significant increase in your customer count from September 30, 2020 to December 31, 2020.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 134 in accordance with the Staff’s instructions.

●	Revise to disclose the retention rate for your top 10 customers and top 20 customers for all periods presented. Also, disclose the percentage of revenue generated from your top 20 customers for each period to add context to the relevance of this measure.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 134 in accordance with the Staff’s instructions.

●	Revise to disclose the percentage of total revenue attributed to your high paying customers.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 134 in accordance with the Staff’s instructions.

●	Further explain the increase in your total customer retention rate for the year ended December 31, 2020 to the nine months ended September 30, 2021. In this regard clarify how sales through your own channel resulted in more favorable renewal rates than sales through third party channels.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 134 in accordance with the Staff’s instructions.

●	You state that retention rate is calculated using the number of existing customers at the beginning of the period and the number of customers who are still active at the end of the following period. Explain further what is meant by end of the “following” period and clarify whether your customer count for purposes of this calculation is based on the customers at period end or those that were customers at any point during the period.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 134 in accordance with the Staff’s instructions.

●	Consider providing your key performance metrics in a tabular presentation to provide more understandable disclosures. Refer to Section III.A of SEC Release No. 33-8350.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 134 and 135 in accordance with the Staff’s instructions.

COVID-19 Pandemic, page 134

9.	We note your revised disclosures in response to prior comment 9. Please confirm for us that the sales volume for your one chip product increased 21.4% despite the 21.74% increase in the sales price for such product or revise your disclosures as necessary. Also, you refer to the change in price and volume for your top 3 chip products. Revise to clarify whether these changes relate to fiscal 2020 or the nine-months ended September 30, 2021 and provide similar disclosures for the period not currently provided.

The Company respectfully advises the Staff that the disclosed changes in price and volume for MC’s top 3 chip products are related to the fiscal year of 2021. The Company didn’t have chip sales business in 2019 and as a result, similar disclosures related to the fiscal year of 2020 as compared to 2019 do not apply.

In response to the Staff’s comments, the Company has also revised the disclosure in the Revised Registration Statement on page 136 in accordance with the Staff’s instructions.

Results of Operations

Nine Months Ended September 30, 2020, Compared to the Nine Months Ended September 30, 2021, page 136

10.	Please revise to include a breakdown of your revenue by product line for all periods presented, similar to your segment footnote disclosures, to add further context to your results of operations discussion.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 137 and 138 in accordance with the Staff’s instructions.

11.	We note from your revised disclosures in response to prior comment 10 that Horgos Bowei and Horgos Tianyuemeng were geographic extensions of Shenzhen Bowei and Shenzhen Tianyuemeng, respectively. Please explain further to us, and revise to clarify, how these incorporations contributed so significantly to revenue growth. In this regard, explain whether revenue from these entities is attributable to the product and service lines of the acquired businesses and if so why a separate discussion of the incorporated entities is relevant. Also, clarify whether the tax incentives and local government subsidies are incentives for you or your customers and explain further how such incentives impacted your revenue growth. Tell us whether similar incentives were previously available to customers of Shenzhen Bowei and Shenzhen Tianyuemeng. Lastly, revise your Business section to include a discussion of the impact of such incentives on your business.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 114 and 139 in accordance with the Staff’s instructions.

12.	We note your revised disclosures in response to prior comment 11 where you refer to “the commerce of operation of Mcloudvr HK in October 2020, which starts chip business....” Please revise to clarify, if true, that Mcloudvr HK “commenced” their operations and began selling holographic hardware in October 2020. Also, revise your Business Section to include a discussion of the Mcloudvr HK acquisition and its impact on your business. In this regard, your disclosures on page F-43 indicate that this entity had no operations when you acquired them on October 5, 2020.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 123 in accordance with the Staff’s instructions.

13.	In an effort to add further context to the significant decrease in the Holographic Solutions gross margins, please revise to disclose the gross margins for your holographic hardware sales for each period presented similar to your discussion of LiDAR product margins.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 140 in accordance with the Staff’s instructions.

Year Ended December 31, 2019 compared to the Year Ended December 31, 2020, page 139

14.	We note your revised disclosures in response to prior comment 12 where you refer to several factors that contributed to the increase in holographic solutions revenue for fiscal 2020 compared to fiscal 2019. Please revise to also discuss any factors that offset such amounts. For example, include a quantified discussion of the decrease in holographic technology licensing and content product revenue and the reasons for such decline.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 139 in accordance with the Staff’s instructions.

Liquidity and Capital Resources, page 142

15.	We note your revised disclosures on page 15 in response to prior comment 13 regarding the holding company’s ability to transfer any funds received from the merger into the PRC. Please make similar revisions in this section of the filing.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 142 - 143 in accordance with the Staff’s instructions.

Unaudited Pro Forma Combined Financial Information, page 171

16.

We note your revisions in response to prior comment 15 to reflect the acquisitions of Shenzhen Bowei and Shenzhen Tianyuemeng in the pro forma financial statements.

Please revise to address the following:

●	Include a discussion in the introductory paragraph of each transaction for which you are giving pro forma effect and ensure you address each of the requirements in Article 11-02(a)(2) of Regulation S-X.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 174 in accordance with the Staff’s instructions.

●	Revise to include a pro forma adjustment column for these acquisitions separate from the pro forma adjustment columns for the Golden Path merger. In this regard, include a column for MC, Shenzhen Bowei, Shenzhen Tianyuemeng, pro forma adjustments related to these mergers and then a subtotal for MC combined. Then show the pro forma adjustments related to the merger under min/max scenarios. Refer to Article 11-02(a)(4).

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 182 in accordance with the Staff’s instructions.

●	Pro forma adjustment (12) reflects amortization of intangibles acquired from Shenzhen Bowei and Shenzhen Tianyuemeng of $1,149,351. Your pro forma disclosures on page F-94 show a similar amount related to Shenzhen Bowei only and such amount is in RMB. Please explain this apparent inconsistency or revise. Also, revise footnote (12) to include a discussion of the intangible assets acquired and the useful lives of such assets for each entity to support this adjustment. Refer to Article 11-02(a)(8) of Regulation S-X.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 182 and 183 in accordance with the Staff’s instructions.

17.	We note your revisions in response to prior comment 16. In footnote 3 on page 176 you indicate that there will be approximately $3.6 million of transaction costs incurred by Golden Path and MC at the close of the business combination. Tell us what amounts, if any, are already reflected in the historical financial statements. Any amounts not reflected in the historical financial statements should be recorded in the pro forma income statement for fiscal 2020 and the footnote disclosures should clearly indicate that such costs are nonrecurring. No adjustments related to unrecorded transaction costs should be reflected in the September 30, 2021 pro forma financial statements. Please revise or explain further how your current disclosures comply with Article 11-02(b)(6)(B) of Regulation S-X.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 177 to 183 in accordance with the Staff’s instructions.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-87

18.	We note your response to prior comments 21 and 22. Please revise here to more clearly describe how you determined that you have the ability to direct the use of, and obtain substantially all of the benefits from your hardware sales, similar to the information provided in your response.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages F-37 in accordance with the Staff’s instructions.

Shenzhen Tianyuemeng Technology Co., Ltd.

Notes to Financial Statements, page F-116

19.	We note your revisions in response to prior comment 24. Please revise to label the notes to the interim financial statements of Shenzhen Tianyuemeng Technology Co. and Shenzhen Bowei Vision Technology Co., Ltd. as “unaudited.” Also, explain why the merger dates, as disclosed in the subsequent events notes for each of these entities, differ from the dates disclosed in MC Hologram’s consolidated financial statements.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages F-105 to F-119 in accordance with the Staff’s instructions.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at 212 599-3322 ext. 25115 or via e-mail at sglauberman@beckerlawyers.com.

Very truly yours,

/s/ Steven Glauberman

cc:	Yang Ge (DLA Piper)

Bill Huo (Becker)